GulfMark Offshore Announces Fleet Expansion

     August 1, 2005 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced several vessel additions to the Company's worldwide operated fleet.

     GulfMark has elected to purchase the vessel where the Company held a first right of refusal. This vessel is an identical sister ship to the vessel purchased earlier this year by GulfMark which is currently being built in China, a 5,150 BHP, 60 ton bollard pull AHTS (anchor handling, towing, supply vessel). The newest vessel is being constructed at the same shipyard at a price below $10 million, with delivery towards the middle of 2006. As with the previous contract, upon purchasing the above vessel, GulfMark has been granted a first right of refusal on a third vessel with somewhat different characteristics. Delivery of the third vessel would be in the latter half of 2006, should the Company decide to exercise the option.

     The Company has also agreed to participate in a joint venture for the construction of a new design large platform supply vessel, a 4,850 deadweight ton, diesel electric powered Aker PSV09, with expected delivery in 2007. The cost of the vessel is approximately $30 million, and GulfMark will be the majority investor in the new venture, with an option to build an additional vessel of identical design. GulfMark will also have the right to purchase 100% of the vessel upon pre-agreed terms.

     Thirdly, GulfMark has undertaken the management of a UT 755L new construction vessel on behalf of a third party. The "Portosalvo" joined the fleet this week and started an 18 month term contract.

     Finally, the Company will start providing support services and commercial management for two additional newbuilds: (1) "UP Esmeralda", a VS4408 platform supply vessel which has also joined the fleet and is operating under a term contract and (2) the "UP Safira", a VS4408 sister ship to the Esmeralda which is expected to arrive in the North Sea during mid-August and is currently being marketed.

     Bruce Streeter, President and Chief Operating Officer of the Company, commented: "The announced vessel acquisitions improve our fleet profile and allow us greater flexibility in meeting customer requirements. In Asia, we are improving the fleet age profile and providing a cost effective, new vessel type to our regional asset base. In the North Sea, we are responding to increased customer demand and will be able to meet the expectations of specific customers who have asked us to provide additional capacity. Given the high level of our forward contract cover for our existing vessels, this is extremely important. Having worked closely with the Aker Group on the design, we believe the Aker PSV09DE vessel will meet all current, and anticipated regulatory and customer requirements, while at the same time providing improved economics for both ship owner and charterer, making her a very competitively priced high capacity vessel. We are pleased to be able to add the capacity and added dimension to our business through timely additions of managed units, attractively priced acquisitions and new construction."

     The Company will add a total of three (one previously announced) owned vessels to the fleet bringing the fleet of owned vessels to 50 in 2007 when the last vessel is delivered. Without additional changes, at the conclusion of this expansion the fleet would be comprised of 50 owned and 10 managed vessels.

GulfMark Offshore, Inc.
Press Release
August 1, 2005

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-six (56) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, and the Americas.

Contact:     Edward A. Guthrie, CFO & Executive Vice President - Finance
                   (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.